UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                XTRA CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  984-138-10-7
                                 (CUSIP Number)



                                   JANE BEATTY
                      ONTARIO TEACHERS' PENSION PLAN BOARD
                          5650 YONGE STREET, 5TH FLOOR
                            TORONTO, ONTARIO, CANADA
                                     M2M 4H5
                                 (416) 730-6178

                                 WITH COPIES TO:
                                KEVIN KEOGH, ESQ.
                                WHITE & CASE LLP
                           1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

--------------------------------------------------------------------------------
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)


                                NOVEMBER 30, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

---------------------------------                  -----------------------------
 CUSIP No. 984-138-10-7                            Page 2 of 11 Pages
---------------------------------                  -----------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Ontario Teachers' Pension Plan Board
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                 (b) [ ]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           Ontario, Canada
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES                     7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                        1,346,814
EACH REPORTING PERSON               ------- ------------------------------------
WITH                                 8      SHARED VOTING POWER
                                              -0-
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                             1,346,814
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              -0-
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,346,814
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [ ]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.21%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

          EP
-------- -----------------------------------------------------------------------

Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the common stock, par value $0.50 per share, (the "Common Stock") of Xtra Corporation (the "Issuer"). The principal executive office of the Issuer is located at 60 State Street, Boston, Massachusetts 02109.


Item 2.  Identity and Background

         This statement on Schedule 13D is being filed by Ontario Teachers' Pension Plan Board ("OTP"). OTP is sometimes hereinafter referred to as the "Reporting Person."

         OTP is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of OTP is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5, Canada. The attached Schedule A is a list of executive officers, directors and controlling persons of OTP, which contains the following information with respect to each such person: (i) name;
(ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

         During the last five years, neither OTP nor, to the best of OTP's knowledge, any person named on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the directors, controlling persons and the executive officers of OTP listed on Schedule A, hereto, is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration

         The source and amount of the funds used or to be used by the OTP to purchase shares of the Common Stock are as follows:

                  SOURCE OF FUNDS                    AMOUNT OF FUNDS
                  Pension Fund Assets                $65,660,338.89

Item 4.  Purpose of the Transaction

         The Reporting Person acquired the Common Stock as a result of the distribution of the assets of Trinity I Fund, L.P. ("Fund") upon the termination of the Fund and continues to hold the shares of Common Stock reported herein for investment purposes. Consistent with such purposes, the Reporting Person may from time to time have discussions with management and/or the Board of Directors of the Issuer concerning various ways of enhancing long-term shareholder value. Depending on market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may purchase additional shares of Common Stock in the open market or in private transactions. Depending on these same factors, the Reporting Person may sell all or a portion of the shares of Common Stock that it now owns or hereafter may acquire on the open market or in private transactions.

         Except as set forth in the preceding paragraph neither OTP nor, to the best knowledge of OTP, any of the persons set forth on Schedule A, has any current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of the Issuer by any Person; (h) any of the Issuer's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this statement, OTP beneficially owned 1,346,814 shares of Common Stock, which constitutes beneficial ownership of 10.21% of outstanding shares of Common Stock. Based upon publicly available information 13,187,200 shares of the Common Stock were outstanding on November 30, 1999.

         To the best of the knowledge of the Reporting Person, other than as set forth in Schedule B attached hereto, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

         (b) OTP has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,346,814 shares of the Common Stock.

         (c) During the past sixty days, the Reporting Person has not acquired or disposed of beneficial ownership of Common Stock except as set forth in Schedule B attached hereto.

         (d) Except as described in the succeeding sentence, no person other than the Reporting Person has the right to receive dividends on Common Stock beneficially owned by the Reporting Person described in this Schedule 13D and proceeds from the sale thereof.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None

Item 7.  Material to be Filed as Exhibits:

         None

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 1999

                                           ONTARIO TEACHERS' PENSION PLAN BOARD,
                                           an Ontario, Canada corporation



                                           By: /s/ Jane Beatty
                                              -----------------------------
                                              Name:  Jane Beatty
                                              Title: Legal Counsel, Investments

                                                                      SCHEDULE A



         The following tables set forth for the directors, controlling persons and executive officers of OTP (i) the name of each such person; (ii) the present principal occupation or employment of each such person; and (iii) the name, principal business and address of any business corporation or other organization in which such occupation or employment is conducted. Each of the following persons is a citizen of Canada.

          EXECUTIVE OFFICERS, CONTROLLING PERSONS AND DIRECTORS OF OTP

NAME                     RESIDENCE OR BUSINESS ADDRESS        PRINCIPAL OCCUPATION OR EMPLOYMENT


Claude Lamoureux         5650 Yonge Street            President and Chief Executive
                         5th Floor                    Officer of OTP
                         Toronto, Ontario
                         M2M 4H5

Ted Medland              121 King Street West         Retired Financial Executive
(Chairperson)            Suite 2525
                         Toronto, Ontario
                         M5H 3T9

Jalynn Bennett           247 Davenport Rd.            President of Jalynn H. Bennett Associates, a
(Director)               Suite 303                    strategic planning consulting firm whose
                         Toronto, Ontario             principal business address and office are the
                         M5R 1J9                      same as for Ms. Bennett

David Lennox             55 Lombard Street            Retired Secretary for Ontario Teachers'
(Director)               Suite 413                    Federation, a teacher's union
                         Toronto, Ontario
                         M5C 2R7

Ann Finlayson            440 Markham Street           Self-employed journalist, speaker, freelance
(Director)               Toronto, Ontario             editor and consultant
                         M6G 2L2

Lucy Greene              1736 Caughey Lane            Retired Human Resources Executive for Sun
(Director)               Penetang, Ontario            Life Assurance Company of Canada
                         L9M 1X4

Robin Korthals           121 King Street West         Retired Financial Executive
(Director)               Suite 2525
                         Toronto, Ontario
                         M5H 3T9

Geof Clarkson            P.O. Box 251                 Retired Partner with Ernst & Young
(Director)               Toronto-Dominion Centre
                         Toronto, Ontario
                         M5K 1J7

Gary Porter              820-439 University Ave.      Self-employed Chartered Accountant
(Director)               Toronto, Ontario
                         M5G 1Y8

Roger Wilson             Fasken, Campbell Godfrey     Corporate Lawyer
(Director)               Toronto Dominion Bank Tower
                         Toronto, Ontario
                         M5K 1N6

Robert Bertram           5650 Yonge Street            Senior Vice President, Investments of OTP
                         5th Floor
                         Toronto, Ontario
                         M2M-4H5

Allan Ressor             5650 Yonge Street            Senior Vice President, Member Services and
                         5th Floor                    Chief Information Officer of OTP
                         Toronto, Ontario
                         M2M-4H5

John Brennan             5650 Yonge Street            Vice President, Human Resources and Public
                         5th Floor                    Affairs of OTP
                         Toronto, Ontario
                         M2M-4H5

Andrew Jones             5650 Yonge Street            Vice President, Finance of OTP
                         5th Floor
                         Toronto, Ontario
                         M2M-4H5

Peter Maher              5650 Yonge Street            Vice President, Internal Audit of OTP
                         5th Floor
                         Toronto, Ontario
                         M2M-4H5

Roger Barton             5650 Yonge Street            Vice President, General Counsel & Secretary
                         5th Floor                    of OTP
                         Toronto, Ontario
                         M2M-4H5

Rosemarie McClean        5650 Yonge Street            Vice President, Client Services of OTP
                         5th Floor
                         Toronto, Ontario
                         M2M-4H5

Morgan McCague           5650 Yonge Street            Vice President, Quantitative Investments of
                         5th Floor                    OTP
                         Toronto, Ontario
                         M2M-4H5

Neil Petroff             5650 Yonge Street            Vice President, International  Equity
                         5th Floor                    Indexes, Fixed Income and Foreign Exchange of
                         Toronto, Ontario             OTP
                         M2M-4H5

Brian Gibson             5650 Yonge Street            Vice President, Equities of OTP
                         5th Floor
                         Toronto, Ontario
                         M2M-4H5

Michael Lay              5650 Yonge Street            Vice President, Merchant Banking of OTP
                         5th Floor
                         Toronto, Ontario
                         M2M-4H5

Brian Muzyk              5650 Yonge Street            Vice President, Real Estate of OTP
                         5th Floor
                         Toronto, Ontario
                         M2M-4H5

Leo de Bever             5650 Yonge Street            Vice President, Research & Economics of OTP
                         5th Floor
                         Toronto, Ontario
                         M2M-4H5


                                                                      SCHEDULE B



         Following are the transactions in Common Stock effected by the Reporting Person or any person named in Item 2 herein.

         None